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                 October 5, 2020

       Ronald S. Ohsberg
       Chief Financial Officer
       Washington Trust Bancorp, Inc.
       23 Broad Street
       Westerly, RI 02891

                                                        Re: Washington Trust
Bancorp, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 1,
2020
                                                            File No. 333-249222

       Dear Mr. Ohsberg:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

             Please contact Sonia Bednarowski at 202-551-3666 or Dietrich King at 202-551-
       8071 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Finance